U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a)  of the  Public  Utility  Holding  Company  Act of  1935 or
               Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5 obligations
    may continue.  See Instruction 1(b)

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

    El-Batrawi                     Ramy                          Y.
_______________________________________________________________________________
   (Last)                         (First)                     (Middle)

                         5805 Sepulveda Blvd. 8th Floor
_______________________________________________________________________________
                                    (Street)

   Van Nuys                       California                91411
_______________________________________________________________________________
   (City)                            (State)                (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

         GenesisIntermedia.com, Inc.              GENI
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person,if an Entity (Voluntary)

_______________________________________________________________________________
4.   Statement for Month/Year

     06/01
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5.   If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                       [X]  10% Owner
     [X]  Officer  (give  title  below)  [ ] Other (specify below)
          Chief Executive Officer - Chairman of the Board
_______________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security     2. Transaction    3.Transaction    4. Securities Acquired(A)   5. Amount of   6. Ownership    7.  Nature
   (Instr. 3)                  Date             Code           or Disposed of (D)         Securities       Form:             of
                            (Month/Date/     (Instr.8)         (Instr. 3,4 and 5)        Beneficially      Direct(D)      Indirect
                               Year)                                   A                 Owned at End         or        Beneficially
                                                                       or                   of Month      Indirect(I)     Ownership
                                             Code    V      Amount     D    Price      (Instr. 3 and 4)    (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                              9,045,969            D

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative      2. Conversion    3. Transaction  4.Transaction  5.  Number of Derivative       6. Date Exercisable and
   Security                    or Exercise         Date           Code         Securities Acquired (A)        Expiration Date
   (Instr. 3)                   Price of       (Month/Day/      (Instr. 8)       or Disposed of (D)           (Month/Date/Year)
                               Derivative          Year)                         (Instr. 3,4 and 5)            Date      Expiration
                                Security                        Code    V         A              D          Exercisable      Date
------------------------------------------------------------------------------------------------------------------------------------
Options                         $2.00           6/29/01           S                        1,000,000          (1)        7/1/2005
Options                         $4.00           6/29/01           S                        1,000,000          (1)        7/1/2005
Options                         $2.00           6/29/01           S                          500,000          (1)        7/1/2005

 Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities) (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of    3. Transaction   7. Title and Amount     8.   Price        9. Number of   10. Ownership Form of     11. Nature of
   Derivative        Date           of Underlying         of Derivative      Derivative         Derivative              Indirect
   Security    (Month/Day/Year)      Securities              Security        Securities         Security:              Beneficial
   (Instr. 3)                      (Instr. 3 and 4)        (Instr. 5)       Beneficially       Direct (D) or            Ownership
                                          Amount or Number                  Owned at End of    Indirect (I)            (Instr. 4)
                                  Title       of Shares                     Month (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Options           6/29/01     Common Stock   1,000,000        (1)
Options           6/29/01     Common Stock   1,000,000        (1)
Options           6/29/01     Common Stock     500,000        (1)

Explanation of Responses:

(1) On June 29, 2001, GenesisIntermedia, Inc. (the "Company") announced that it had received a conditional loan commitment for a $100 million credit facility from Riverdale LLC, a company owned by Carl C. Icahn. It also announced that concurrently the parties agreed to principal terms relating to investment banking services to be provided by Riverdale or its affiliates. The Company further announced that consummation of the financing transactions is subject to the negotiation and execution of definitive credit and security documents and that consummation of any financings under the facility would be subject to a number of conditions, including credit review of potential acquisition targets, lender due diligence of the acquisitions and other conditions to be set forth in any definitive credit agreement.

     The Company also announced that, in conjunction with the conditional commitment and investment banking services, the Company agreed to issue warrants to purchase 4 million shares of common stock of the Company to Riverdale and agreed to grant to Riverdale registration rights with respect to the common stock issuable upon exercise of the warrants. The Company also announced that concurrently with this issuance, Reporting Person, the Company's chairman, agreed to grant to Riverdale options to acquire 1.5 million shares of common stock held by him. The Company also announced that concurrent with the Company's agreement to grant 4 million warrants to Riverdale, Reporting Person agreed to grant to the Company options to acquire 1 million shares of common stock held by Reporting Person. The stock options identified in Table II above reflect the stock options granted by the Reporting Person to Riverdale LLC and the Company. The options granted to the Company are exercisable to the extent Riverdale exercises the same priced warrants issued to it by the Company. The options become exercisable within five (5) days after execution and delivery of a credit agreement between Riverdale and the Company.

 /s/ Ramy El-Batrawi                         July 10, 2001
________________________________            ______________________
**Signature of Reporting Person              Date


**International misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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